UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C.  20549

					SCHEDULE 13G
				Under the Securities Act of 1934

					Navarre Corporation
					(Name of Issuer)

					Common Stock
				(Title of Class of Securities)

					639208107
					(CUSIP Number)

					January 15, 2008
			(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




			CUSIP No. 639208107



	1. Names of Reporting Person

		DCJC, Ltd.

	2. Check the Appropriate Box if a Member of a Group

		[  ] (a)
		[  ] (b)

	3. SEC Use Only


	4. Citizenship or Place of Organization

		Texas, United States

	5. Sole Voting Power: 950,000 shares of Common Stock

	6. Shared Voting Power: 0

	7. Sole Disposition Power: 950,000 shares of Common Stock

	8. Shared Disposition Power: 0

	9. Aggregate Amount Beneficially Owned by Each Reporting Person:
		950,000 shares of Common Stock

	10. Check of the Aggreggate Amount in Row (9) Excludes Certain Shares (see instructions)

		[  ]

	11. Percent of Class Represented By Amount in Row (9)
		2.6%

	12. Type of Reporting Person (See Instructions)
		CO






			CUSIP No. 639208107



	1. Names of Reporting Person

		C. Daniel Cocanougher

	2. Check the Appropriate Box if a Member of a Group

		[  ] (a)
		[  ] (b)

	3. SEC Use Only


	4. Citizenship or Place of Organization

		Texas, United States

	5. Sole Voting Power: 981,195 shares of Common Stock

	6. Shared Voting Power: 950,000 shares of Common Stock

	7. Sole Disposition Power: 981,195 shares of Common Stock

	8. Shared Disposition Power: 950,000 shares of Common Stock

	9. Aggregate Amount Beneficially Owned by Each Reporting Person:
		1,931,195 shares of Common Stock

	10. Check of the Aggreggate Amount in Row (9) Excludes Certain Shares (see instructions)

		[  ]

	11. Percent of Class Represented By Amount in Row (9)
		5.3%

	12. Type of Reporting Person (See Instructions)
		IN





Item 1.
(a) Name of Issuer: Navarre Corporation(the "Issuer")
(b) Address of the Issuer's Principle Executive Offices:
7400 49th Avenue North, New Hope, MN 55428

Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by DCJC, Ltd. and C. Daniel Cocanougher who are collectively referred to as the "Reporting Persons." Messr. C. Daniel Cocanougher (a "Managing Partner") is a General Partner and a Managing Partner of DCJC, Ltd. The Reporing Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principle Business Office: The principle business office of the Reporting Persons with respect to the shares reported hereunder is 6851 NE Loop 820, Suite 110, North Richland Hills TC 76180-6611.
(c) Citizenship: DCJC, Ltd is a limited partnership formed in the State of Texas. The individual is a U.S. citizen.
(d) Title and Class of Securities: Class A Common Shares of No Par Value each ("Common Stock")
(e) CUSIP Number: 639208 10 7

Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.
Ownership:
As of the date of this filing, the Reporting Persons, in the aggregate, beneficially own 1,837,957 shares of Common Stock of the Issuer. The beneficial ownership of each Reporting Person is as follows: (i) DCJC, Ltd. beneficially owns an aggregate of 950,000 shares of Common Stock, and (ii) C. Daniel Cocanougher, individually owns 981,195 shares of Common Stock, representing approximately 5.3% of the class. C. Daniel Cocanougher, as a Managing Partner of DCJC, Ltd., has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by DCJC Ltd. and himself individually. The common stock represented by this filing includes 93,238 shares held by the children of C. Daniel Cocanougher over which he has custodial authority.

Item 5.
Ownership of Five Percent or Less of a Class:
N/A

Item 6.
Ownership of More than Five Percent on Behalf of
Another Person:
N/A

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent HOlding Company or COntrol Person:
N/A

Item 8.
Identification and Classification of Members of the
Group:
N/A

Item 9.
Notice of Dissolution of Group:
N/A

Item 10.
By Signing below I Certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control or the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






		Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		By:   /s/ C. Daniel Cocanougher

		DCJC, Ltd.
		Name: C. Daniel Cocanougher
		Title: General Partner







		C. Daniel Cocanougher

		/s/ C. Daniel Cocanougher
		-------------------------------------




		-------------------------------------